
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 13, 2023

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

> **Re: Nxu, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2023**
> **CIK No. 0001971382**

Dear Mark Hanchett:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please refer to our comment letters to Atlis Motor Vehicles Inc.'s registration statement on Form S-1 (File No. 333-269120). It appears that some of the disclosure added in response to our previous comments has not been included in this draft registration statement. Please revise this draft registration statement to conform to applicable comments contained in those comment letters.

2. We note your disclosure that "Nxu is an early-stage company and has not yet scaled production of its products or delivered any products to customers" and "[w]e intend to deliver battery cells and packs to customers in 2023." For each of your expected products, disclose, as applicable, why there have been delays in development and production.

3. We note your disclosure on pages 21 and F-29 related to the event of default under your outstanding convertible notes. Revise the summary of the prospectus section to discuss the company's current debt, the event of default and the status of any negotiations or discussions with holders of the convertible notes.

4. Please tell us whether you intend to file post-effective amendments to Atlis Motor Vehicle's current registration statements, expressly adopting such registration statements as your own for all purposes under the Securities Act and the Securities Exchange Act. Refer to Securities Act Rule 414.

5. We note your disclosure in your Form 8-K12G3 that "[f]uture filings by Nxu with the Securities and Exchange Commission (the "SEC") will be filed by Nxu under Atlis's existing CIK number: 0001722969." Please ensure that future filings are made under the Atlis CIK number.

6. Please file a Form 15 and a Form 25 or tell us why you are not required to do so.

You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing